UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2008

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

THIRD QUARTER 2008 INTERIM DIVIDEND

The Board of Royal Dutch Shell plc (“RDS”) today announced an interim dividend in respect of the third quarter of 2008 of US$0.40 per A and B ordinary share, an increase of 11% over the US dollar dividend for the same quarter last year.
Dividends declared on A ordinary shares (“A shares”) will be paid by default in euro, although holders of A shares will be able to elect to receive dividend in pounds sterling. Dividends declared on B ordinary shares (“B shares”) will be paid by default in pounds sterling, although holders of B shares will be able to elect to receive dividend in euro. Dividends declared on American Depository
Receipts (“ADRs”) will be paid in US dollars.

Details relating to the third quarter 2008 interim dividend
This dividend will be payable on December 10, 2008 to those members whose names are on the Register of Members on November 7, 2008. The shares will become ex-dividend on November 5, 2008.
It is expected that the dividends on the B shares will be paid via the Dividend
Access Mechanism from UK-sourced income of the Shell Group.

Per ordinary share Q3 2008
RDS A shares (US$) 0.40
RDS B shares (US$) 0.40

Per ADR                 Q3 2008
RDS A ADRs (US$) 0.80
RDS B ADRs (US$) 0.80

Dividends on A shares will be paid, by default, in euro at the rate of €0.3113 per A share. Holders of A shares who have validly submitted pounds sterling currency elections by October 29, 2008 will be entitled to a dividend of 24.54p per A share.
Dividends on B shares will be paid, by default, in pounds sterling at the rate of 24.54p per B share. Holders of B shares who have validly submitted euro currency elections by October 29, 2008 will be entitled to a dividend of €0.3113 per B share.
Holders of A or B shares in ADR form will be entitled to a dividend of US$0.80 per ADR.

Taxation
Dividends on A shares will be subject to the deduction of Netherlands dividend withholding tax at the rate of 15%, which may be reduced in certain circumstances.
Shareholders resident in the United Kingdom, receiving dividends on B shares through the Dividend Access Mechanism, are entitled to a tax credit. This tax credit is not repayable. Non-residents may also be entitled to a tax credit, if double tax arrangements between the United Kingdom and their country of residence so provide, or if they are eligible for relief given to non-residents with certain special connections with the United Kingdom or to nationals of states in the European Economic Area.
The amount of tax credit is 10/90ths of the cash dividend, the tax credit referable to the third quarter 2008 interim dividend of US$0.40 (24.54p or
€0.3113) is US$0.04 (2.73p or €0.0346) per ordinary share and the dividend and tax credit together amount to US$0.44 (27.27p or €0.3459).

Dividend reinvestment plan
ABN AMRO Bank NV and Equiniti (formerly known as Lloyds TSB Registrars) each have established a dividend reinvestment facility which enables RDS shareholders to elect to have their dividend payments used to purchase  RDS shares of the same class as those already held by them. The dividend reinvestment plans (the
“DRIPs”) are provided by ABN AMRO Bank NV in respect of shares held through
Euroclear Nederland and by Equiniti in respect of all other shares (but not
ADRs). DRIPs for the ADRs (both Class A ADRs and Class B ADRs) traded on the
NYSE are available through The Bank of New York Mellon.
Enquiries about the DRIPs, including how to elect to participate and information about the reinvestment mechanisms under the respective plans should, in the case of shareholders holding through Euroclear Nederland, be directed to their bank or broker and in the case of all other shareholders (other than holders of ADRs)
to Equiniti. Enquiries relating to the DRIPs for ADRs (both Class A ADRs and
Class B ADRs) should be made to The Bank of New York Mellon.

October 30, 2008

--------------------------------------------------------------------

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 30 October 2008	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary